Mail Stop 4561

February 4, 2009

Reuven Ben Menachem
Chief Executive Officer
Fundtech Ltd.
30 Montgomery Street, Suite 501
Jersey City, NJ 07302-3821

> **Re:** **Fundtech Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **File No. 000-29634**

Dear Mr. Menachem:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief